UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 227th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: March 01, 2013, at 3:00 p.m., at the Company’s headquarters located at Av. Eng. Luiz Carlos Berrini, 1376 – 20th floor, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. Approved the appointment of Mr. Alberto Manuel Horcajo Aguirre, Spanish, married, law degree, holder of Spanish passport No. AE096502 Spanish, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Distrito Telefônica, Edifício Este 3, planta 2 for the new post of Chief Financial, Control and Investor Relations Officer of the Company, in replacing Mr. Gilmar Roberto Pereira Camurra, complementing the current mandate. On this occasion, the Board expressed their vote of thanks to Mr. Gilmar Roberto Pereira Camurra. It was decided that: (i) the Director stated herein will only be elected and installed in your office when he gets a corresponding authorization to do so, to be issued by the Ministry of Labor and Employment; (ii) as soon as the appointed Director has met the legal requirements mentioned above, the same shall be elected to the position of Chief Financial, Control and Investor Relations Officer, for all purposes, taking immediate occupation of the said office; (iii) Mr. Paulo Cesar Pereira Teixeira, General and Executive Officer of the Company, will answer, interim and cumulatively by the Board of Executive Officers of Financial, Control and Investor Relations, and from this date until the effective occupation of Mr. Alberto Manuel Horcajo Aguirre; (iv) the tenure of the appointed Director shall begin on the date indicated of taking office and shall extend until the date of the first Board of Directors’ Meeting held after the 2013 Regular Shareholders’ Meetings. The appointed Director declared he is not involved in any of the crimes and/or impediments established by Law, which prevents him from exercising business activities inherent to his position.

The posts of Chief Executive Officer, General and Executive Officer and General Secretary and Legal Officer will continue to be exercised by the current holders: Messrs. Antonio Carlos Valente da Silva, Paulo Cesar Pereira Teixeira and Breno Rodrigo Pacheco de Oliveira, respectively.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, March 1, 2013. (signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernandez Valbuena

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 227th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

– Vice-Chairman of the Board of Directors, Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 227th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 1, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 13, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director